82-[4089]

07022119

RECEIVED
2007 APR -3 A 8:59
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Via Airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.

Thursday, March 19, 2007
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-**[4089]**

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our **Release.** BÖHLER-UDDEHOLM announces the **Announcement under Section 6 of the Austrian Takeover Act** to the press and investors.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications

Randolf Fochler — Eveline Ludwig

dlw 4/3

Enclosures:
cc: Antonio D'Amico, Esq.

82-[4089]

BÖHLER UDDEHOLM

Ad-hoc Release

Announcement under Section 6 of the Austrian Takeover Act

Vienna, March 19, 2007 - Last week, a financial investor informed Böhler-Uddeholm AG Management that they were considering making an offer to purchase shares of the Company. The Company was initially obliged to keep these talks secret under Section 6 of the Austrian Takeover Act.

Due to the movements in the share prices of last Friday, Böhler-Uddeholm AG Management is no longer obliged to maintain secrecy and is announcing this fact now.

For additional information contact:
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications
Randolf Fochler
T: +43 1 7986901-22707

END